Hightimes Holding Corp.

10990 Wilshire Blvd., Penthouse

Los Angeles, CA 90024

July 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: Anne Nguyen Parker, Assistant Director

Office of Transportation and Leisure

Re:	Hightimes Holding Corp.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1 filed June 12, 2018
Post-Qualification Amendment No. 2 filed June 15, 2018
Post-Qualification Amendment No. 3 filed June 26, 2018 Post-Qualification Amendment No. 4 filed July 9, 2018
File No. 024-10794

Dear Ms. Parker:

On behalf of Hightimes Holding Corp., a Delaware corporation (the “Company” or “Hightimes”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 18, 2018, regarding the above-referenced Post-Qualification Amendments to the Company’s Offering Statement on Form 1-A qualified by the Commission on March 12, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments.

General

1.	We note your response to our prior comment 2. Please provide us with your analysis as to whether the post-qualification amendments filed on June 12, 15 and 26 (PQAs) were required to be filed Rule 252(f)(2)(ii) and whether, as of the date of each sale, the offering statement qualified as of March 12, 2018 was materially deficient. If one or more of the PQAs were required to be filed under Rule 252(f)(2)(ii) or if, as of the date of any sale, the offering statement qualified as of March 12, 2018 was materially deficient, please explain how the acceptance of these subscriptions is consistent with the limitations on sales in Rule 251(d)(2)(i)(A). To the extent you are relying on an exemption from registration for this sale, provide us your analysis. Refer to Rule 251(c) and, for guidance, Securities Act Sections Compliance and Disclosure Interpretation 139.28.

Response: The offering circular, as filed on March 31, 2018, was not materially deficient at the time of filing. However, we request the Staff to note the following events that took place subsequent to that date:

•	Immediately following qualification (a) the Company engaged NMS Capital Advisors, as selling agent, (b) modified a material agreement with Green Rush Daily, and (c) Origo Acquisition Corp. received shareholder approval to extend the date on which it could consummate the Origo Merger to June 12, 2018 (all as disclosed in the Hightimes Form 1-U, dated March 30, 2018);

•	On April 9, 2018, Hightimes filed a Form 1-K annual report disclosing its audited financial statements for the fiscal year ended December 31, 2017;

•	Prior to June 12, 2018 (the date of filing of the initial PQA), Hightimes did not “test the waters” and did not publicly offer or sell any shares of its common stock;

•	On June 12, 2018, the Company filed a post-qualification amendment to the Offering Circular as the March 12, 2018 qualified offering circular, had it been used to sell shares in the offering, was, in the Company’s view, materially deficient as of June 12, 2018. Between March 12 and June 12, 2018, there were substantive changes and additions, including the execution of an agreement to acquire Culture Magazine, and publication of the audited year-end financial statements; and

•	In the post-qualification filings on June 15 and June 26, 2018, the Company requested requalification of the Offering.

For the reasons stated above, the Company believed that these substantive changes and additions needed to be included in the March 12, 2018 offering circular to make it not materially deficient as of the date of any sale of shares, and which therefore required filing the post-qualification amendment with the Commission. It was our clear intention to provide a fully updated Form 1-A POS prior to commencing sales of our securities so as to provide potential investors with the most up-to-date information available. Also, please note that the Company clearly disclosed in the June 12, 2018 PQA offering circular (and in subsequent PQAs) its reasons for making the post-qualification filing. On the cover page of the June 12, 2018 PQA offering circular, the Company stated as follows:

“This Offering Circular was qualified on March 12, 2018 by order of the Securities and Exchange Commission (the “Commission”). This Offering Circular is being amended to (a) incorporate certain disclosures contained in the Form 1-U filed by the Hightimes Holding Corp. with the Commission on March 30, 2018, (b) include in this Offering Circular the 2017 audited financial statements and the related updated management discussion and analysis of financial condition and results of operations, contained in Hightimes Holding Corp’s Form 1-K filed with the Commission on April 9, 2018, and (c) include in this Offering Circular the unaudited financial statements for the quarter ended March 31, 2018 and the related updated management discussion and analysis of financial condition and results of operations.”

The post-effective amendment filed on June 15, 2018 was made so as to update the subscription agreement and provide disclosure regarding the extension of the time period for which we could complete the Origo merger; and the June 26, 2018 post-effective amendment was filed so as to include information regarding a new director and add a correction to the subscription agreement. We do not believe the changes made to the post-effective amendments filed on June 15, 2018 or June 26, 2018 were material; however, we believe they were necessary so as to allow the Company to present potential purchasers with a complete and up-to-date picture of the Company without requiring potential investors to reference multiple separate filings.

The Company initially relied on Rule 251(d)(1)(iii) that permit offers to be made after an offering is qualified by the Commission so long as the offer is accompanied by the most recent offering circular filed with the Commission; in this case the June 12, 2018 offering circular, and erroneously made sales in reliance on Rule 251(d)(2)(i)(A) in its belief that the offering had been qualified. However, the Company acknowledges that in making sales prior to requalification of the offering by the Commission it may have violated the letter and spirit of Rule (d)(2)(i)(A) in that the Commission had not requalified the June 12, 2018 PQA to the Offering Circular. Notwithstanding, the Company believes that this was a technical violation of the Rule and not intended to confuse or mislead investors in any way or to raise investor protection issues,

2.	We note your response to comment 2. Please tell us what consideration you have given to promptly returning the $300,000 that you received in respect of subscriptions during the period prior to the qualification of your post-qualification amendment.

Response:

As stated above, the Company acknowledges that while it filed the June 12, 2018 PQA with the Commission it did not request requalification at that time and accepted in escrow approximately $300,000 of subscriptions for shares prior to being notified by the Commission that the offering was again being reviewed.  In view of the requirements under Rule 10b-9, the Company agrees to promptly return the funds to each of the investors who subscribed for shares and upon requalification of the PQA, the Company will offer such subscribers an opportunity to reinvest after their review of the requalified offering circular.

Based upon the foregoing, we respectfully request that the Staff requalify the above-referenced Offering Statement on Form 1-A POS at 5:00 p.m. Eastern Time on July 19, 2018, or as soon thereafter as is practicable.

Very truly yours,

HIGHTIMES HOLDING CORP.

By:	/s/ Adam E. Levin
Adam E. Levin, Chief Executive Officer

Cc:	NMS Capital Advisors, LLC
CKR Law, LLP
Law Offices of Michelle Geller, Esq.